UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Meredith Enterprises, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

589439 10 8

(CUSIP Number)

Allen K. Meredith

Manager, Meredith I, LLC

Meredith Enterprises, Inc.

3000 Sand Hill Road, Building 2, Suite 120

Menlo Park, CA 94025

(650) 233-7140

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 19, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

CUSIP No. 589439 10 8

1.	Names of Reporting Persons/I.R.S. Identification Nos. of above persons (entities only). Allen K. Meredith

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power: 78,667 8. Shared Voting Power: 82,332 9. Sole Dispositive Power: 78,667 10. Shared Dispositive Power: 82,332

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 160,999

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11): 15.5%.

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 589439 10 8

1.	Names of Reporting Persons/I.R.S. Identification Nos. of above persons (entities only). Kim Meredith

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power: -0- 8. Shared Voting Power: 160,999 9. Sole Dispositive Power: -0- 10. Shared Dispositive Power: 160,999

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 160,999

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11): 15.5%.

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 589439 10 8

1.	Names of Reporting Persons/I.R.S. Identification Nos. of above persons (entities only). Meredith I LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power: 82,332 8. Shared Voting Power: -0- 9. Sole Dispositive Power: 82,332 10. Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 160,999

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11): 15.5%

14.	Type of Reporting Person (See Instructions): CO

This Amendment No. 2 to Schedule 13D amends the Schedule 13D amendment No. 1 dated June 24, 2003, which amended Schedule 13D dated May 9, 2003, (collectively, the “Schedule 13D”). Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as provided in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by deleting it in its entirety and inserting the following in its place:

As of the date hereof, Mr. Meredith is the direct owner of 12,000 shares of Common Stock, all of which were purchased with personal funds.

As of the date hereof, Meredith I LLC beneficially owns 82,332 shares of Common Stock.

Mr. and Mrs. Meredith, as the sole co-managers of Meredith I LLC, have shared joint authority over the disposition of all shares of Common Stock held by Meredith I LLC, as well as the acquiring, holding and voting of such shares, provided however that Mr. Meredith’s decision is determinative. Under the rules of the Securities and Exchange Commission, shares of Common Stock beneficially owned by Meredith I LLC thus may be deemed to be beneficially owned by each of Mr. and Mrs. Meredith. Further, shares of Common Stock beneficially owned by either Mr. or Mrs. Meredith may be deemed to be beneficially owned by the other spouse. Mr. and Mrs. Meredith disclaim beneficial ownership of shares held by Meredith I LLC except to the extent of their individual pecuniary interest therein.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended by deleting it in its entirety and inserting the following in its place:

As of the date hereof, Mr. and Mrs. Meredith and Meredith I LLC directly and indirectly beneficially own Common Stock in such amounts as follows with the accompanying percentages based on a total of 975,298 shares of Common Stock outstanding as disclosed in Meredith Enterprises’ proxy statement on Schedule 14A as filed with the Securities and Exchange Commission on May 2, 2003:

	Directly		Direct Percent	Indirectly		Indirect Percent	Total Beneficially Owned	Total Beneficially Owned Percent
Allen K. Meredith	78,667	(1)	7.5%	82,332	(2)	8.0%	160,999	15.5%
Kim Meredith	—		—	160,999	(1)(2)	15.5%	160,999	15.5%
Meredith I LLC	82,332		8.4%	—		—	82,332	8.1%

(1)	Mr. Meredith has vested on 66,667 shares underlying an option to purchase an aggregate of 66,667 shares of Common Stock at an exercise price of $10.25 per share. The vesting schedule as to such option provides that 33,334 of the shares underlying the option vested on August 21, 2002 and the remaining 33,333 shares vest ratably on a quarterly basis over the following year provided that Mr. Meredith continues to provide services to Meredith Enterprises. Consequently, Mr. Meredith has vested in full as to all of the shares underlying such option on August 21, 2003.

(2)	All shares are held by Meredith I LLC, of which Mr. and Mrs. Meredith are the co-

managers. As such, Mr. and Mrs. Meredith have shared joint authority over the disposition of all shares of Common Stock held by Meredith I LLC, as well as the acquiring, holding and voting of such shares, provided however that Mr. Meredith’s decision is determinative. Mr. and Mrs. Meredith disclaim beneficial ownership of shares held by Meredith I LLC except to the extent of their individual pecuniary interest therein.

Since July 1, 2003 to the date hereof, (a) Mr. Meredith has not purchased any shares of Common Stock (b) Mrs. Meredith has not purchased any shares of Common Stock, and (c) Meredith I LLC has purchased shares of Common Stock on the dates, in the amounts and for the prices as follows:

Date of Acquisition	Number of Shares	Price Per Share
July 18, 2003	5,366	$11.18
August 8, 2003	1,322	$10.36
August 14, 2003	5,000	$11.19
August 27, 2003	999	$11.19
August 28, 2003	5,700	$11.25
September 4, 2003	833	$11.19
September 5, 2003	2,165	$11.19
September 16, 2003	1,200	$11.50
September 17, 2003	11,766	$11.19
September 18, 2003	600	$11.31
September 19, 2003	4,500	$11.20
September 20, 2003	1,333	$11.19
September 24, 2003	2,759	$11.19
September 26, 2003	756	$11.19

Between July 18, 2003 and September 26, 2003, Meredith I LLC purchased an aggregate of 44,299 shares of Common Stock for an aggregate purchase price of $495,386 using funds from capital contributions and margin loan accounts. Such shares were acquired through privately negotiated transactions. The per share prices were determined by negotiation.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALLEN K. MEREDITH

/s/ ALLEN K. MEREDITH
By:	Allen K. Meredith
Date:	September 30, 2003

KIM MEREDITH

/s/ KIM MEREDITH
By:	Kim Meredith
Date:	September 30, 2003

MEREDITH I LLC

/s/ ALLEN K. MEREDITH
By:	Allen K. Meredith
Its:	Manager
Date:	September 30, 2003